Exhibit 3.6

Xiamen Xinyixiang Modern Agricultural Development Co., Ltd.

Articles of Association

Chapter I  General Provisions

Article 1  The Articles of Association is formulated for the establishment of Xiamen Xinyixiang Modern Agricultural Development Co., Ltd. (hereinafter the Company) at Xiamen City, the PRC, on the sole and full investment of Yidong (Hong Kong) Group Ltd. in accordance with Law on Foreign Invested Enterprises of the People’s Republic of China, as well as relevant laws, ordinances and regulations.

Article 2  Investor of the Company: Yidong (Hong Kong) Group Ltd.;

Nationality: Hong Kong, the PRC.

Address: Room 7, 9/F, No. 28- 30, Yuet Wah Street, Kwun Tong, Kowloon.

Article 3  Name of the Company: Xiamen Xinyixiang Modern Agricultural Development Co., Ltd.

Legal address of Company: Canteen, west of 1/F, Block C4, No. 18 Xianghong Road, Xiamen Torchlight (Xiang’an) Industrial Zone.

Article 4  The Company shall incorporate as a limited liability company, whereas investors bear their shares of liabilities for the Company with limits within the amounts of respective capital contributions.

Article 5  The Company shall be a body corporate in, and be governed and protected by laws of, and shall abide by all laws, ordinances as well as pertinent rules and regulations of, the PRC.

Chapter II  Principles & Scope of Business

Article 6  Business principles of the Company: To adopt advanced and applicable technologies and scientific management approaches for the production and supply of agricultural & byproducts with quality and price competitive strengths, so to ensure safe and reliable raw materials for the catering services of the Company and meantime result in satisfactory economic returns.

Article 7  Business scope: (1) Planting of edible funguses, fruits, and vegetables; (2) purchase and wholesale of agricultural and byproducts (excluding grains, cotton and sugar); (3) catering supply; sales of fixed pattern packaged food (license valid till Sep 29, 2010); virescence and sanitation services.

Article 8  Production scale: RMB 12 million for vegetable planting; RMB 10 million for purchase and wholesale of agricultural & byproducts; RMB 20 million for turnover of catering supply.

Article 9  All products of the Company shall be for domestic supply. The Company shall self-operate its domestic sale, and be responsible for the quality of its products.

Chapter III  Gross Investment & Registered Capital

Article 10  Gross investment of the Company is ONE HUNDRED THOUSAND US dollars (USD 100,000). The registered capital is ONE HUNDRED THOUSAND US dollars (USD 100,000).

Article 11  Registered capital subscribed by the investors included following: Foreign exchange of ONE HUNDRED THOUSAND US dollars by cash.

Article 12  Period of investment contribution: All amounts of the registered capital of ONE HUNDRED THOUSAND US dollars have been paid in.

Article 13  The Company shall within one (1) months after full contribution of the investment engage certified public accountants (CPA) registered in China for capital verification, which shall produce a capital verification report.

Article 14 The Company may not decrease its registered capital in the period of business operation.

Article 15  For all matters concerning increase, transfer or any disposal otherwise, shareholders shall make resolutions, then submit such for examination and approval of the original examining and approving administration, then handle change registration with the original registration authorities.

Article 16  No personnel or individual from the Company shall embezzle, transfer or misappropriate any assets or property of the Company.

Chapter IV  Structure, Setup & Power of Organization, Rules on Management

Article 17  The Company shall not have a Shareholders’ Meeting. Shareholder shall exert following rights and powers in accordance with the Company Law of the PRC:

1. to decide on the Company’s operating policies and investment plans;

2. to designate and replace the managing director, and to decide on matters concerning remuneration for the managing director;

3. to designate and replace the supervisor, and decide on matters concerning remuneration for the supervisor;

4. to approve reports of the managing director;

5. to approve reports of the supervisor;

6. to approve annual schemes for financial budgets and final settlement;

7. to approve schemes for profit distribution and loss compensation;

8. to make decisions for increase and decrease to registered capital of Company;

9. to make decisions on issuing debenture;

10. to make decisions on merger, dissolution, liquidation or change of incorporation of Company;

11. to formulate and amend the Articles of Association of Company;

12. to engage managers of the Company.

Where the shareholder makes any change to said matter, he/she shall do such in written form, and such shall be filed in the Company bearing signature of all shareholders.

Article 18  The Company shall not have a Board of Directors, but shall have one (1) Managing Director, who may serve concurrently as a Manager. The Managing Director shall be designated by the shareholder, and serve for the tenure of three (3) years, upon expiry of which may renew the post where the shareholder decides so.

Article 19  The Managing Director shall be responsible to the shareholder, and exert following rights and powers:

1. to carry out decisions of the shareholder;

2. to decide on Company’s operation schemes and investment plans;

3. to formulate annual financial plans, and final settlements;

4. to formulate profit distribution and loss compensation plans;

5. to formulate plans for increase and decrease in registered capital;

6. to formulate schemes on merger, split, change in the type of incorporation, or dissolution, of Company;

7. to decide on setup of internal management of Company;

8. to nominate candidate for the General Manager, and engage or dismiss upon nomination of the Manager the vice manager and the financial chief, and decide on their remuneration;

9. to formulate fundamental administrative regulations and systems of Company;

10. to sign pertinent documents in representative of the Company.

Article 20  The Company shall have one (1) General Manager, post of which may be served concurrently by the Managing Director. The Manager shall be responsible to the shareholder, and exert following rights and powers:

1. to take full charge of production and operation management of Company;

2. to organize implementation of Company’s annual operation schemes and investment plans;

3. to formulate programs for organizational structure of internal management of Company;

4. to formulate fundamental management systems of Company;

5. to formulate rules and regulations of the Company;

6. to report for approval proposals on engagement or dismissal of the vice manager and the financial chief;

7. to decide on engagement or dismissal of managerial staff other than those to be engaged and dismissed by the Managing Director;

Article 21  The Company shall have one (1) supervisor, who shall be designated by the shareholder. The supervisor shall exert his/her powers in accordance with the Company Law.

The supervisor shall serve a tenure of three (3) years, and upon expiry of which renew the post. All expenses for the supervisor in performing his/her duties and powers shall be borne by the Company.

Neither the Managing Director nor any senior managerial staff shall serve concurrently as the supervisor of the Company.

Chapter V  Legal Representative of Company

Article 22  The legal representative of the Company shall be acted by the Managing Director. Where the legal representative is in any of the situations as may prevent him/her from serving as the legal representative according to laws, ordinances, regulations of the State Council, or other prohibiting stipulations concerned, the shareholder shall dismiss him/her from the post and power of legal representative.

In case of change in the legal representative, registration shall be handled for the change.

Chapter VI  Finance, Accounting & Taxation

Article 23  The Company shall maintain internal finance and accounting in accordance with pertinent laws, administrative ordinances and financial regulations of the People’s Republic of China.

Article 24  The Company adopts the calendar-based accounting year system, namely, taking the period from January 1st to December 31st for one accounting year.

Article 25  All book-keeping vouchers, account books, and accounting records shall be kept in Chinese.

Article 26  The Company adopts renminbi (RMB) for the base currency of book-keeping. Translation between RMB with other currencies is accounted on the rate of exchange as to be publicized by the State Administration of Foreign Exchange (SAFE) of the PRC on the day of transaction.

Article 27  The Company shall open RMB and foreign currency bank accounts with banks approved by the People’s Bank of China.

Article 28  The Company shall keep accounts with the internationally accepted Rights & Accrual method and the Debit & Credit Accounting method.

Article 29  Accounting books of the Company shall record following as main contents:

1. amounts of all income & expenditure accounts of the Company;

2. current accounts of sales and purchases of all material goods;

3. registered capital and current debts;

4. date of contribution, increase, and transfer of registered capital;

5. other matters which the shareholder considers should be kept in records.

Article 30  The financial sector shall prepare balance sheet and statement of gain & loss for previous accounting year within the first three months of each accounting year, which shall be subject to deliberation of the shareholder after signing and approval upon auditing of certified public auditors.

Article 31  The financial sector shall prepare and submit to relevant governmental administrative authority annual financial statements, balance sheet and statement of gain & loss in a regular basis and within the time frame as may be stipulated by such authority and in accordance with pertinent administrative rules and regulations of the PRC.

Article 32  The Company shall put its business operation and financial management under the supervision, for which it shall provide all necessary assistance for, competent government authorities, administration of industry and commerce, tax administration, and the customs.

Article 33  The Company shall pay all taxes and levies in accordance with relevant laws, ordinances, and regulations.

Article 34  The Company shall handle all issues concerning foreign exchange in accordance with pertinent rules and stipulations of Provisional Rules on Foreign Exchange Administration of the People’s Republic of China. The Company shall pursue balance of foreign exchanges through internal means.

Chapter VII  Distribution of Profits

Article 35  The Company shall make reserves from profits after income tax for reserve funds, corporate development reserves, and staff workers’ bonus & welfare funds, the proportion and use to be decided by the shareholder. Surplus of net profits less said reserves shall be profits distributable to the shareholder.

Article 36  No profits shall be distributed or used before compensation is made to fully cover losses of previous year.

Article 37  Investor may remit to overseas share(s) of profits distributed to him/her in accordance with regulations on foreign exchange administration.

Chapter VIII  Staff Worker

Article 38  The Company shall handle all matters concerning recruitment, employment, dismissal, salary, welfare, labor insurance, labor protection, and labor discipline of or for staff workers in accordance with pertinent rules and measures on labor administration in foreign invested enterprises of the PRC.

Article 39  The Company shall take in all employees in the way of public recruitment through interviews among candidates upon approval of local labor administration.

Article 40  The Company is independently entitled to impose disciplinary punishment to any staff who breaches discipline or work regulations, including giving warning, recording a demerit, and reducing the salary and, in any serious case, the Company may dismiss such and report for filing at local labor administration thereupon.

Article 41  The Company shall sign labor contract with each of staff, which shall detail agreement on salary, welfare, bonus & punishment, labor protection, labor insurance and miscellaneous matters in conformity to pertinent administrative rules of the PRC and meantime in line with actual conditions of the Company.

Article 42  Staff workers of the Company have and retain the rights to form trade union, organize their activities in accordance with stipulations concerned of the Law on Trade Union of the PRC, and the Company shall provide necessary conveniences for the activities of the trade union.

Chapter IX  Insurances

Article 43  The Company shall handle all insurances with insurers registered in the PRC and as per detailed agreements made with them on types of insurance as well as value and period for the insurances.

Chapter X  Business Period, Termination & Liquidation

Article 44  The Company shall operate business for the period of thirty (30) years, commencing the day the Business License is granted.

Article 45  In case upon maturity of said Business Period the Company intends for extension of operation, the shareholders shall make resolution and written application shall be made one hundred and eighty (180) days before expiry of said Period to the original registration approving administration. The business period shall be extended after approval, whereupon the Company shall handle change registration with the original registration administration.

Article 46  In any of following cases the  Company may terminate business operation before maturity:

1. the Company suffers grave conditions of operating losses, and is impotent to continue operation;

2. any event of natural disaster, war or force majeure causes grave losses and makes business operation uncontinuable; or

3. the Company cannot attain its operating goals, yet sees no perspective for future development.

Where the Company terminates its business operation before maturity, shareholders shall make resolutions, which shall be submitted for approval of the original approving administration.

Article 47  In case of expiry of business period or termination prior to maturity of such, shareholders shall formulate procedures and principles for the liquidation, and carry out such, and make public notices immediately upon such.

Article 48  Except for the purpose of executing liquidation procedures, any of the Company’s assets may not be disposed of before completion of the liquidation.

Article 49  After completion of liquidation, report shall be made to the approving administration, and cancellation registration shall be handled with the original registration administration when and where the Business License shall be returned.

Chapter XI  Annexes

Article 50  Any amendment to the Articles of Association shall be made only by the shareholders and subject to approval of the original approving administration.

Article 51  The Articles of Association is made in Chinese.

Article 52  The Articles of Association comes to effect after approval of approving administration duly enpowered by Xiamen Municipal People’s Government, so does the case of any amendment to such.

Article 53  The Articles of Association is executed and made valid on August 11, 2009 at Xiamen City, the PRC.

Investor: Yidong (Hong Kong) Group Ltd. (chop)	/s/: Chui Wai Chun